Exhibit 99.1

March 25, 2025
TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.
Enclosed is a notice of the 2025 Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”), which will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground Floor, Limassol 3036, Republic of Cyprus, on May 14, 2025 at 15:00 local time, the Company’s Proxy Statement and certain other related materials. These materials together with the Company’s annual report on Form 20- F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.
At the Meeting, shareholders of the Company will consider and vote upon the following proposals:
1. To elect three Class C Directors to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);
2. To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”); and
3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
Provided that a quorum is present, the following is required in order to adopt the proposals: (1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; and (2) Adoption of Proposal Two requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders entitled to vote at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
The board of directors of the Company (the “Board”) unanimously recommends that you vote your shares (i) “FOR” the re-election of Petros Pappas, Arne Blystad and Raffaele Zagari to the Board; (ii) “FOR” the ratification of the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025;

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 18, 2025 THE RECORD DATE FOR THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours, Petros Pappas Chief Executive Officer and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2025
NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”) will be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Ground floor, Limassol 3036, Republic of Cyprus on May 14, 2025 at 15:00 local time, for the following purposes, of which Proposal One and Proposal Two (each defined below) are more completely set forth in the accompanying Proxy Statement:
1. To elect three Class C Directors to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);
2. To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”); and
3. To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors of the Company has fixed the close of business on March 18, 2025 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.
Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting and who attends the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.
YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 18, 2025 THE RECORD DATE OF THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT
This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “Annual Report”), may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.
If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS Georgia Mastagaki Co Secretary

March 25, 2025

STAR BULK CARRIERS CORP.
_____________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2025
_____________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos) , Ground Floor, Limassol 3036, Republic of Cyprus, on May 14, 2025 at 15:00 local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 3, 2025. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 18, 2025 (the “Record Date”), the Company had outstanding 116,781,423 shares of common stock, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “SBLK.”
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Common Shares in street name, through a brokerage firm, bank or other nominee, please contact your brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL ONE
ELECTION OF CLASS C DIRECTORS
The Company has ten directors on its Board. As provided in the Company’s Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our three Class C directors expires at the Meeting.
The Board has nominated for re-election to the Board, Mr. Petros Pappas, Mr. Arne Blystad and Mr. Raffaele Zagari, each a Class C Director for reelection as Class C Director for terms expiring at the 2028 annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following four nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Current Position with the Company

Petros Pappas	72	Class C Director/Chief Executive Officer
Arne Blystad	70	Class C Director
Raffaele Zagari	56	Class C Director

Certain biographical information about Mr. Petros Pappas, Mr. Arne Blystad and Mr. Raffaele Zagari is set forth below.
Mr. Petros Pappas serves as our CEO and as a director on our board of directors since July 2014. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors and director. He served as a member of Star Maritime’s board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in approximately 300 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded Oceanbulk affiliated companies, which are involved in the ownership and management sectors of the shipping industry. Mr. Pappas serves on the Board of Directors of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide and is a member of the Union of Greek Ship Owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year”.

Mr. Arne Blystad serves as Director on our Board of Directors since July 2018. He is an independent investor located in Oslo, Norway. The Blystad Group, which is 100% owned and controlled by Mr. Blystad and his immediate family, has a long history in international shipping. Mr. Blystad began, after high school, his career as a shipbroker in London and New York. He later started various ventures within the shipping and offshore drilling space. This has involved both private and public listed companies, where he has held various board and management positions over the years. The Blystad Group has today investments in various shipping segments such as tankers, container feeder, real-estate and securities.
Mr. Raffaele Zagari serves as director on our board of directors since August 2018. In his career he has developed approximately 30 years’ experience in the shipping business. Since 2010, as CEO of Augustea Group, Mr. Zagari engineered and implemented the expansion and consolidation of the dry bulk business that has led to the incorporation of Augustea Atlantica, and its subsidiaries in Argentina, Singapore, London and Malta (“Augustea Group”). He has actively promoted the incorporation of CBC, AOM, ABML and ABY, the joint ventures in which Augustea Atlantica is a shareholder. He has funded the towage company Augustea Grancolombia (now Rimorchiatori Riuniti Colombia) in the Santa Marta area in Colombia and he has, over the years, worked closely with Drummond Coal and Glencore on their logistical/maritime needs for their local coal loading operations which have a combined 60 million tons yearly throughput. During this time he supervised in excess of 50 sale and purchase projects (both new building and second hand), and more than twenty long-term ship leases primarily with the support of Japanese conglomerate Mitsui & Co. Since 1997 he has been actively leading the Chartering Department of Augustea Dry Bulk Division, and directing the other business of the Augustea Group. In 2017, Raffaele was appointed Chairman of Augustea Group Holding SpA, in addition to his role as the Group’s CEO. He is also appointed as non-executive director in Steamship Mutual, one of the largest P&I marine insurance, where he has also chaired the Underwriting and Reinsurance Committee. Prior to joining Augustea, and for the period 1993-1995, Mr. Zagari worked for Blenheim Shipping (a company of the former Scinicariello Augustea Group) during which time he gained extensive experience in the Japanese shipyards, Sumitomo Yokuska and Sanoyas Mitsushima, as assistant site supervisor. From 1996 to 1997, he worked at Zodiac Maritime Agencies with the operations department before joining the Augustea Group. Mr. Zagari holds a Diploma in Commercial Operation of Shipping at Guldhall University London.
Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2025.
Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.
Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com
EFFECT OF ABSTENTIONS
An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal One has been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
BY ORDER OF THE BOARD OF DIRECTORS Georgia Mastagaki Co Secretary

March 25, 2025
Majuro, Marshall Islands

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